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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                           Multi-Market Radio, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   625432109
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 30, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  625432109                                       Page 2 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

                     7  SOLE VOTING POWER
 NUMBER OF
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  73,527
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON
   WITH
                     10 SHARED DISPOSITIVE POWER
                            73,527


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            73,527





12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.3%


14  TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  625432109                                       Page 3 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   CAYMAN ISLANDS

                     7  SOLE VOTING POWER
 NUMBER OF
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  108,445
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON
   WITH
                     10 SHARED DISPOSITIVE POWER
                            108,445


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            108,445





12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.4%


14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  625432109                                       Page 4 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

                     7  SOLE VOTING POWER
 NUMBER OF                  12,028
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  108,445
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                    12,028
   WITH
                     10 SHARED DISPOSITIVE POWER
                            108,445


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            120,473




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.7%


14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  625432109                                       Page 5 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     OO


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES

                     7  SOLE VOTING POWER
 NUMBER OF                  12,028
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY                  181,972
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                    12,028
   WITH
                     10 SHARED DISPOSITIVE POWER
                            181,972


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            194,000




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            6.0%


14  TYPE OF REPORTING PERSON*

          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D



Item 1.   Security and Issuer

          Securities acquired:          Class A Common Stock, $.01 par value
                                        ("Common Stock")

          Issuer:   Multi-Market Radio, Inc.
                    150 East 58th Street - 19th Floor
                    New York, New York  10155
                    (212) 407-9150

Item 2.   Identity and Background

          (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware Corporation and the Investment Advisor of Ariel Fund, and
J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

          Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

          Merkin is a United States citizen.

          See Item 5 for information regarding ownership of Common Stock.

          (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds

          Gabriel purchased an aggregate of 73,527 shares of Class A Common

Stock at an aggregate cost of $747,009.50 using its own funds. Ariel Fund purchased an aggregate of 108,445 shares of Class A Common Stock at an aggregate cost of $1,101,789.75 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 12,028 shares of Class A Common Stock at an aggregate cost of $122,202.08 using the funds of such account. See Item 5.

Item 4.   Purpose of the Transaction

          All of the shares of Class A Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Class A Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) Gabriel is the beneficial owner of 73,527 shares of Class A Common Stock, for a total beneficial ownership of 2.3% of the outstanding shares of Class A Common Stock.

          Ariel Fund is the beneficial owner of 108,445 shares of Class A Common Stock, for a total beneficial ownership of 3.4% of the outstanding shares of Class A Common Stock.

          Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 108,445 shares of Class A Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 12,028 shares of Class A Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 120,473 shares of Class A Common Stock, or 3.7% of the outstanding shares of Class A Common Stock.

          As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 73,527 shares of Class A Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 108,445 shares of Class A Common Stock owned by Ariel Fund and the 12,028 shares of Class A Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 194,000 shares of Class A Common Stock, or 6.0% of the outstanding shares of Class A Common Stock.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 3,216,500 outstanding shares of Class A Common Stock represented by the Issuer to have been outstanding as of April 15, 1996.

          (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. All such trades were effected through the public markets.

          (d)       Not Applicable

          (e)       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                                 ARIEL FUND LIMITED


                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ C. Anthony Mellin, Martin Byrne
                                 Name: C. Anthony Mellin, Martin Byrne

                                 Title: Director, Assistant Secretary


                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                 Name:  J. Ezra Merkin
                                 Title: President

                                 /s/ J. Ezra Merkin
                                 J.  EZRA MERKIN
Dated: June 6, 1996

                                  SCHEDULE I

                  Purchases of Class A Shares of Common Stock

                                                         Number of Shares
                                            ------------------------------------
                   Aggregate
                    Dollar                  Aggregate
   Date             Amount        Price Per   Share    Ariel             Private
                   (w/comm)         Share    Amount    Fund     Gabriel  Account
- ------------       --------         -----    ------    ----     -------  -------

April 26, 1996    $321,852.80     $10.0429    32,000  17,888    12,128     1,984

April 29, 1996    $150,537.00      10.0208    15,000   8,385     5,685       930

May 2, 1996        $34,051.00      10.0000     3,400   1,900     1,289       211

May 6, 1996        $31,337.13     10.09375     3,100   1,733     1,175       192

May 7, 1996       $101,400.00      10.1250    10,000   5,590     3,790       620

May 8, 1996        $50,075.00      10.0000     5,000   2,795     1,895       310

May 10, 1996      $206,050.00      10.2875    20,000  11,180     7,580     1,240

May 13, 1996      $135,070.00      10.3750    13,000   7,267     4,927       806

May 14, 1996      $361,224.50      10.3057    35,000  19,565    13,265     2,170

May 16, 1996      $100,462.50     10.03125    10,000   5,590     3,790       620

May 29, 1996       $50,387.50      10.0625     5,000   2,795     1,895       310

May 30, 1996      $150,693.75     10.03125    15,000   8,385     5,685       930

May 31, 1996       $50,075.00      10.0000     5,000   2,795     1,895       310

June 3, 1996       $65,503.75      10.0625     6,500   3,633     2,464       403

June 4, 1996       $91,301.40      10.1146     9,000   5,031     3,410       559

June 5, 1996       $70,980.00       10.125     7,000   3,913     2,654       433
- --------------------------------------------------------------------------------
Balance as of
June 6, 1996    $1,971,001.33                194,000 108,445    73,527    12,028
- --------------------------------------------------------------------------------

Exhibit A

                           AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Class A Common Stock, $0.01 par value, of Multi-Market Radio, Inc., and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 6th day of June, 1996.


                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                          ARIEL FUND LIMITED


                          By: MEESPIERSON MANAGEMENT
                                    (CAYMAN) LIMITED

                          By: /s/ C. Anthony Mellin, Martin Byrne
                          Name: C. Anthony Mellin, Martin Byrne
                          Title: Director, Assistant Secretary

                          ARIEL MANAGEMENT CORP.

                          By: /s/ J. Ezra Merkin
                          Name:  J. Ezra Merkin
                          Title: President

                          /s/ J. Ezra Merkin
                          J.  EZRA MERKIN